EXHIBIT 99.2

For Immediate Release: NR 15-05

Exeter announces grant of stock options

Vancouver, B.C., August 28th, 2015 Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) reports that it has granted an aggregate of 1,750,000 stock options to two officers of the Company exercisable at a price of $0.54 for five years. The grant of stock options, which will vest fully over two years, follows an initiative to reduce corporate overhead including remuneration payable to directors and officers by thirty percent.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. On December 19, 2014, Exeter announced the filing of an Amended NI 43-101 Technical Report on the Caspiche Project (“2014 PEA”). See the Exeter web site or Sedar for the details regarding the 2014 PEA. The 2014 PEA was initiated with the aim of indicating the development optionality of this world class discovery. In June 2015 Exeter announced the completion of a water exploration program at Penas Blancas where it has completed six large diameter water bore holes with an aggregate flow rate exceeding 400 litres/ second. The securing of water required for potential project development is a corporate priority.

The Company currently has cash reserves of C$25 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 1.604.688.9592 Fax: 1.604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the potential significance of water discovered, the potential to establish new opportunities for the advancement of Caspiche, results from preliminary economic assessment including estimated annual production rates, capital and production costs, water and power requirements and metallurgical recoveries, expected taxation rates, timing of  water exploration and securing water rights and adequate water, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; risks associated with metallurgical recoveries, water and power availability and changes in legislation affecting the use of those resources; fluctuations in metal prices; title matters; uncertainty and risks associated with the legal challenge to the easement secured from the Chilean government; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described herein and in the Company’s Annual Information Form for the financial year ended December 31, 2014 dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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